Exhibit 99.2

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “David D.Cates”	Original signed by “Gabriel (Mac) McDonald”

David D. Cates	Gabriel (Mac) McDonald
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

March 8, 2017

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

2

March 8, 2017

Independent Auditor’s Report

To the Shareholders of

Denison Mines Corp.

We have completed integrated audits of Denison Mines Corp.’s and its subsidiaries’ December 31, 2016 and December 31, 2015 consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Denison Mines Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for the years then in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Denison Mines Corp’s and its subsidiaries’ internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Denison Mines Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars except for share amounts)	At December 31 2016	At December 31 2015

ASSETS
Current
Cash and cash equivalents (note 6)	$11,838	$5,367
Investments (note 9)	-	7,282
Trade and other receivables (note 7)	2,403	4,826
Inventories (note 8)	2,381	2,256
Prepaid expenses and other	491	619

	17,113	20,350
Non-Current
Inventories-ore in stockpiles (note 8)	1,562	1,515
Investments (note 9)	3,760	496
Investments in associates (note 10)	4,692	-
Restricted cash and investments (note 11)	2,314	2,040
Property, plant and equipment (note 12)	187,982	188,250
Intangibles (note 13)	-	107

Total assets	$217,423	$212,758

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,141	$4,574
Current portion of long-term liabilities:
Post-employment benefits (note 14)	186	217
Reclamation obligations (note 15)	1,388	624
Debt obligations (note 16)	276	300
Other liabilities (note 17)	1,847	1,863

	7,838	7,578
Non-Current
Post-employment benefits (note 14)	1,646	2,172
Reclamation obligations (note 15)	19,577	18,836
Other liabilities (note 17)	630	652
Deferred income tax liability (note 18)	15,021	16,465

Total liabilities	44,712	45,703

EQUITY
Share capital (note 19)	1,140,631	1,130,779
Contributed surplus (note 21)	54,306	53,965
Deficit	(961,440)	(944,097)
Accumulated other comprehensive loss (note 22)	(60,786)	(73,592)

Total equity	172,711	167,055

Total liabilities and equity	$217,423	$212,758

Issued and outstanding common shares (note 19)	540,722,365	518,438,669

Commitments and contingencies (note 27)
Subsequent events (note 29)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

(Signed) “William A. Rand”	(Signed) “Catherine J.G. Stefan”
Director	Director

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and

Comprehensive Income (Loss)

	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars except for share and per share amounts)	2016	2015

REVENUES (note 24)	$13,833	$12,670

EXPENSES
Operating expenses (note 23, 24)	(10,622)	(12,106)
Exploration and evaluation (note 24)	(11,196)	(13,439)
General and administrative (note 24)	(4,420)	(5,826)
Impairment of property, plant and equipment (note 12)	(2,320)	(2,603)
Foreign exchange	(1,477)	2,122
Other income (expense) (note 23)	906	(590)

	(29,129)	(32,442)

Loss before finance charges, equity accounting	(15,296)	(19,772)

Finance expense (note 23)	(811)	(714)
Equity share of income of associate (note 10)	453	-

Loss before taxes	(15,654)	(20,486)
Income tax recovery (expense) (note 18):
Deferred	3,955	3,769

Loss from continuing operations	(11,699)	(16,717)
Net loss from discontinued operations (note 5)	(5,644)	(34,843)

Net loss for the period	$(17,343)	$(51,560)

Other comprehensive income (loss) (note 22):
Items that may be reclassified to loss:
Unrealized gain (loss) on investments-net of tax
Continuing operations	3	(4)
Unamortized experience gain – post employment liability
Continuing operations	428	-
Foreign currency translation change
Continuing operations	6,155	(38,580)
Discontinued operations	6,220	(9,149)

Comprehensive loss for the period	$(4,537)	$(99,293)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.02)	$(0.03)
Discontinued operations	$(0.01)	$(0.07)
All operations	$(0.03)	$(0.10)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	529,053	513,415

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars)	2016	2015

Share capital
Balance-beginning of period	$1,130,779	$1,120,758
Share issues-net of issue costs	8,841	11,318
Flow-through share premium	(1,843)	(2,028)
Shares issued on acquisition of Hook Carter property	2,854	-
Share options exercised-cash	-	5
Share options exercised-non cash	-	4
Share purchase warrants exercised-cash	-	406
Share purchase warrants exercised–non-cash	-	316

Balance-end of period	1,140,631	1,130,779

Share purchase warrants
Balance-beginning of period	-	376
Warrants exercised	-	(316)
Warrants expired	-	(60)

Balance-end of period	-	-

Contributed surplus
Balance-beginning of period	53,965	53,321
Stock-based compensation expense	341	588
Share options exercised-non-cash	-	(4)
Warrants expired	-	60

Balance-end of period	54,306	53,965

Deficit
Balance-beginning of period	(944,097)	(892,537)
Net loss	(17,343)	(51,560)

Balance-end of period	(961,440)	(944,097)

Accumulated other comprehensive loss
Balance-beginning of period	(73,592)	(25,859)
Unrealized gain (loss) on investments	3	(4)
Unamortized experience gain – post employment liability	428	-
Foreign currency translation	13,012	(61,399)
Foreign currency translation realized in net income (loss)	(637)	13,670

Balance-end of period	(60,786)	(73,592)

Total Equity
Balance-beginning of period	$167,055	$256,059

Balance-end of period	$172,711	$167,055

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars)	2016	2015

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(17,343)	$(51,560)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	4,024	3,626
Impairment of property, plant and equipment (note 12)	2,320	27,767
Stock-based compensation	341	588
Loss on divestiture of Africa Mining Division (note 5)	102	-
Gain on divestiture of Mongolia Mining Division (note 5)	-	(8,374)
Losses (gains) on property, plant and equipment disposals	113	(85)
Losses (gains) on investments	(1,473)	346
Losses on reclamation obligation revisions	461	2,262
Equity loss of associate	96	-
Dilution loss (gain) of associate	(549)	-
Non-cash inventory adjustments	-	169
Deferred income tax recovery	(3,955)	(3,769)
Foreign exchange losses	6,631	13,169
Change in non-cash working capital items (note 23)	1,102	(1,872)

Net cash used in operating activities	(8,130)	(17,733)

INVESTING ACTIVITIES
Divestiture of asset group, net of cash and cash equivalents divested:
Africa Mining Division (note 5)	(830)	-
Mongolia Mining Division (note 5)	-	897
Sale and maturity of investments	8,523	4,033
Purchase of investments	(500)	(8,134)
Expenditures on property, plant and equipment	(1,266)	(1,987)
Proceeds on sale of property, plant and equipment	55	115
Increase in restricted cash and investments	(195)	(346)

Net cash provided by (used in) investing activities	5,787	(5,422)

FINANCING ACTIVITIES
Issuance of debt obligations	312	340
Repayment of debt obligations	(348)	(64)
Issuance of common shares for:
New share issues-net of issue costs (note 19)	8,841	11,318
Share options exercised (note 19)	-	5
Share purchase warrants exercised (note 19)	-	406

Net cash provided by financing activities	8,805	12,005

Increase (decrease) in cash and cash equivalents	6,462	(11,150)
Foreign exchange effect on cash and cash equivalents	9	(2,123)
Cash and cash equivalents, beginning of period	5,367	18,640

Cash and cash equivalents, end of period	$11,838	$5,367

Supplemental cash flow disclosure:
Interest paid	$3	$2
Income taxes paid	-	-

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements for the years ended December 31, 2016 and 2015

(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium properties, extraction, processing and selling of uranium.

The Company has a 60% interest in the Wheeler River Joint Venture (“WRJV”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of development and exploration projects located in Canada.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8“) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2016” and “2015” refer to the year ended December 31, 2016 and the year ended December 31, 2015 respectively.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 8, 2017.

3.	ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company include the accounts of DMC and its subsidiaries and joint operations. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint operations include various mineral property interests which are held through option or contractual agreements. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

(b)	Investment in Associates

An associate is an entity over which the Company has significant influence and is neither a subsidiary, nor an interest in a joint operation. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies.

Associates are accounted for using the equity method. Under this method, the investment in associates is initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the associate as if the associate had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition. Dilution gains or losses arising from changes in the interest in investments in associates are recognized in the statement of income or loss.

The Company assesses at each period-end whether there is any objective evidence that its investment in associate is impaired. If impaired, the carrying value of the Company’s share of the underlying assets of the associate is written down to its estimated recoverable amount, being the higher of fair value less costs of disposal or value in use, and charged to the statement of income or loss.

(c)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(e)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income or loss. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income or loss to the statement of income or loss.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

(i)

“Cash and cash equivalents” and “Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method, with the exception of contingent consideration which is classified as a financial asset at fair value through profit and loss (note 3(t)). Interest income is recorded in net income through finance income (expense), as applicable;

(ii)

A portion of “Investments” are classified as FVPL and any period change in fair value is recorded in net income within other income (expense). The remaining amount is classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income within other income (expense) in the period of impairment;

(iii)	“Restricted cash and investments” is classified as held-to-maturity investments; and
(iv)

“Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(f)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(i)	Mineral property acquisition, exploration, evaluation and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration expenditures are expensed as incurred.

Evaluation expenditures are expensed as incurred, until an area of interest is considered by management to be sufficiently advanced. Once this determination is made, the area of interest is classified as an evaluation stage mineral property, a component of the Company’s mineral properties, and all further non-exploration expenditures for the current and subsequent periods are capitalized. These expenses include further evaluation expenditures such as mining method selection and optimization, metallurgical sampling test work and costs to further delineate the ore body to a higher confidence level.

Once commercial and technical viability has been established for a property, the property is classified as a development stage mineral property and all further development costs are capitalized to the asset. Further development costs include costs related to constructing a mine, such as shaft sinking and access, lateral development, drift development, engineering studies and environmental permitting, infrastructure development and the costs of maintaining the site until commercial production.

Such capital costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development stage mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Proceeds received from the sale of an interest in a property are credited against the carrying value of the property, with any difference recorded as a gain or loss on sale.

(j)	Identifiable Intangible assets

The Company’s identifiable intangible assets are stated at cost less accumulated amortization. These assets are capitalized and amortized on a straight-line basis in the statement of income or loss over the period of their expected useful lives. The useful lives of the assets are reviewed at least annually and adjusted if appropriate.

(k)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash inflows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are tested for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial and technical feasibility for the property is

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

(l)	Employee benefits

(i)	Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income or loss and are adjusted, as required, on the obligations re-measurement date.

(ii)	Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)	Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(m)	Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred and if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(n)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(o)	Current and Deferred Income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(p)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(q)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred, using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title passes.

(r)	Earnings (loss) per share

Basic earnings per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

(s)	Discontinued Operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net income or loss of a discontinued operation and any gain or loss on disposal are combined and presented as net income or loss from discontinued operations, net of tax, in the statement of income or loss.

(t)	Contingent Consideration

Contingent consideration receivable on the sale of assets is recognized, as a financial asset through income or loss, at fair value on the date of sale. Subsequent changes to the fair value of contingent consideration will be recognized in the statement of income or loss at each reporting date and on settlement.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2017:

International Accounting Standard 7, Statement of Cash Flows (“IAS 7”) – Amendments

IAS 7 requires an entity to present a statement of cash flows as an integral part of its primary financial statements. Cash flows are classified and presented into operating activities (either using the “direct” or “indirect” method), investing activities and financing activities, with the latter two categories generally presented on a gross basis. The amendments require additional disclosures with respect to changes in liabilities arising from financing activities. It is effective for annual periods beginning on or after January 1, 2017.

The Company has early adopted the amendments to this standard and has added additional continuity schedule disclosures to its Debt Obligation liability movements (see note 16).

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

The Company has not evaluated the impact of adopting this standard.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 “Leases”. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency on a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard.

Comparative Numbers – Change in Presentation due to Discontinued Operations

On June 10, 2016, the Company completed a transaction with GoviEx Uranium Inc. (“GoviEx”) to sell all of its mining assets and operations located in Africa. On November 30, 2015, the Company completed a transaction with Uranium Industry a.s. (“Uranium Industry”) to sell all of its mining assets and operations located in Mongolia. Refer to note 5 for more information on both transactions. The Company is accounting for both sales as discontinued operations and has adjusted the presentation of its consolidated statement of comprehensive income (loss) in accordance with its accounting policy for discontinued operations. Adjustments have also been made to the supplemental note disclosure relating to the statement of comprehensive income (loss). The consolidated statements of financial position and the consolidated statement of cash flows have not been revised.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b)	Mineral Property Impairment Reviews and Impairment Adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal and

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	DISCONTINUED OPERATIONS

Discontinued Operation – Africa Mining Division

On June 10, 2016, the Company completed a transaction with GoviEx Uranium Inc. (“GoviEx”) to sell its mining assets and operations located in Africa (the “Africa Mining Division”). The primary assets of the African Mining Division at that time were the mineral property rights for the Falea, Mutanga and Dome projects.

Under the terms of the transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp, which held all of the assets of the African Mining Division, in exchange for 56,050,450 common shares (the “Consideration Shares”) of GoviEx plus 22,420,180 share purchase warrants (the “Consideration Warrants”). Each Consideration Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.15 per share. The Consideration Warrants include an acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 30 days within which to exercise the Consideration Warrants under the terms outlined above. If the holders do not exercise within that period, the exercise price of the Consideration Warrants increases to $0.18 per share and the term is reduced by six months.

At closing, Denison ensured that the Africa Mining Division was capitalized with a minimum working capital of $700,000 and it provided the lead order, representing approximately 22.7% of the total financing, in a concurrent equity financing by GoviEx done in conjunction with the transaction. Under the concurrent equity financing by GoviEx, Denison acquired an additional 9,093,571 units of GoviEx for $500,000. Each unit consists of one common share (“Concurrent Share”) and one common share purchase warrant (“Concurrent Warrant”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.12 per share

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

until June 10, 2018 and $0.14 per share thereafter. The Concurrent Warrants include an acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 60 days within which to exercise the Concurrent Warrants under the terms outlined above. If the holders do not exercise within that period, the Concurrent Warrants will expire unexercised.

After the completion of the transaction and concurrent equity financing, Denison holds 65,144,021 of the outstanding shares of GoviEx (which equated to approximately 24.59% of GoviEx’s issued and outstanding shares at June 10, 2016) and it is entitled to appoint one director to the GoviEx board so long as its share interest in GoviEx is 5% or higher. At December 31, 2016, Denison’s share interest has been diluted to 20.68% due to the impact of a December 2016 financing by GoviEx in which Denison did not participate (see note 10).

Denison has reported the value attributed to the Consideration Warrants and the Concurrent Warrants as a component of “Investments” (see note 9) while the value attributed to the Consideration Shares and the Concurrent Shares is reported within “Investment in Associates” (see note 10). Denison is accounting for its share investment in GoviEx using the equity method.

The details of the net assets of the African Mining Division sold to GoviEx on June 10, 2016 are as follows:

(in thousands, except share amounts)	2016

Consideration received at fair value:
Fair value of 56,050,450 GoviEx Consideration Shares received	$3,954
Fair value of 22,420,180 GoviEx Consideration Warrants received	1,162
Transaction costs	(170)

Consideration received at fair value	$4,946

Net assets disposed of at carrying value:
Cash and cash equivalents	$(660)
Prepaid and other current assets	(109)
Property, plant and equipment
Plant and equipment	(258)
Mineral properties-Mali, Namibia and Zambia	(3,427)

Total assets	(4,454)

Accounts payable and accrued liabilities	43

Net assets disposed of at carrying value	$(4,411)

Cumulative foreign currency loss translation adjustment realized in income	(637)

Loss on disposal of Africa Mining Division	$(102)

The fair value of the GoviEx Consideration Shares received was determined using GoviEx’s closing share price on June 10, 2016 of CAD$0.09 per share converted to USD using the June 10, 2016 foreign exchange rate of 0.7839.

The fair value of the GoviEx Consideration Warrants received totaled $1,162,000 or $0.0518 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.50%, expected stock price volatility of 151.97%, expected life of 3.0 years and expected dividend yield of nil%. No fair value adjustment has been made for the acceleration clause included in the Consideration Warrants.

The loss on disposal of $102,000 includes $637,000 of cumulative foreign currency losses recognized as translational foreign exchange losses in the period of disposal.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statement of income (loss) for the Africa Mining Division discontinued operation for 2016 and 2015 is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2016	2015

Expenses
Operating expenses	$(64)	$(302)
Exploration and evaluation	(74)	(818)
General and administrative	(280)	(637)
Impairment of property, plant and equipment	-	(25,164)
Foreign exchange
Transactional	(5,154)	(18,154)
Translational	-	(10)
Other income (expense)
Gains on disposal of plant and equipment	49	65
Other	(19)	-

Loss before taxes	(5,542)	(45,020)
Income tax recovery (expense)	-	-

Net loss for the period	(5,542)	(45,020)
Loss on disposal	(102)	-

Loss from discontinued operations	$(5,644)	$(45,020)

Cash flows for the Africa Mining Division discontinued operation for 2016 and 2015 is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2016	2015

Cash inflow (outflow):
Operating activities	$(442)	$(1,513)
Investing activities	(854)	(209)

Net cash outflow for the period	$(1,296)	$(1,722)

Discontinued Operation - Mongolia Mining Division

On November 30, 2015, the Company completed its transaction with Uranium Industry to sell all of its mining assets and operations located in Mongolia (the “Mongolia Mining Division”) pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). The primary assets of the Mongolia Mining Division at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects.

As consideration for the sale per the GSJV Agreement, the Company received cash consideration of $1,250,000 prior to closing and the rights to receive additional contingent consideration of $12,000,000. The contingent consideration is payable as follows:

●

$5,000,000 (the “First Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the exploration licenses in the Mongolia Mining Division (the “First Project”);

●

$5,000,000 (the “Second Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the other exploration licenses held by the Mongolia Mining Division (the “Second Project”);

●	$1,000,000 (the “Third Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and
●	$1,000,000 (the “Fourth Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

On December 2, 2015, Uranium Industry submitted applications for mining licenses for all four projects to the Mongolian government. On July 22, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) issued letters to the Gurvan Saihan Joint Venture (“GSJV”) notifying it of its intention to grant mining licenses to the GSJV for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. On September 20, 2016, the mining license certificates for all four projects were formally issued, triggering the First Contingent Payment and the Second Contingent Payment (collectively, the “Mining License Receivable”).

In the third quarter of 2016, the Company recognized the $10,000,000 fair value of the Mining License Receivable and it also recognized a corresponding gain on sale, net of additional applicable transaction costs. The original due date for payment of the Mining License Receivable by Uranium Industry was November 16, 2017.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, Uranium Industry agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and Uranium Industry is now in default of both the GSJV Agreement and the Extension Agreement.

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. The Company intends to explore all proceedings available to it to pursue the collection of the Mining License Receivable amount.

In light of the uncertainty regarding collectability, Denison has impaired the $10,000,000 Mining License Receivable amount to $nil in the fourth quarter of 2016, resulting in an adjustment to the previously recognized net gain on sale. The adjustment to the net gain on sale has been presented within discontinued operations as it directly relates to the proceeds realized to date on the sale of the Mongolia Mining Division to Uranium Industry. Accordingly, any subsequent payments realized on the impaired receivable will be recognized within discontinued operations. The production related contingent consideration amounts continue to be fair valued at $nil and will be re-measured at each subsequent reporting date.

The details of the net assets of the Mongolia Mining Division sold to Uranium Industry on November 30, 2015 are as follows:

(in thousands, except share amounts)	2015

Consideration received or receivable at fair value:
Cash consideration prior to closing	$1,250
Fair value of contingent consideration owing	-
Transaction costs	(337)

Consideration received or receivable at fair value	$913

Net assets disposed of at carrying value:
Cash	$(16)
Property, plant and equipment
Plant and equipment	(90)
Mineral properties-Mongolia	(6,130)

Total assets	(6,236)

Accounts payable and accrued liabilities	17

Net assets disposed of at carrying value	$(6,219)

Cumulative foreign currency gain translation adjustment	$13,680

Gain on disposal of Mongolia Mining Division	$8,374

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statement of income (loss) for the Mongolia Mining Division discontinued operation for 2015 is as follows:

(in thousands)	Year Ended December 31 2015

Expenses
Operating expenses	$(15)
Mineral property exploration	(384)
General and administrative	(692)
Foreign exchange
Transactional	2,873
Other income (expense)
Other	20

1,802

Income before finance charges	1,802
Finance income	1

Income before taxes	1,803
Income tax recovery (expense)	-

Net income for the period	1,803
Gain on disposal	8,374

Income from discontinued operations	$10,177

The gain on disposal of $8,374,000 in 2015 includes $13,680,000 of cumulative foreign currency gains recognized as translational foreign exchange gains in the period of disposal.

Cash flows for the Mongolia Mining Division discontinued operation for 2015 is as follows:

(in thousands)	Year Ended December 31 2015

Cash inflow (outflow):
Operating activities	$(1,060)
Investing activities	(523)

Net cash outflow for the period	$(1,583)

6.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At December 31 2016	At December 31 2015

Cash	$5,159	$3,092
Cash in MLJV and MWJV	1,160	9
Cash equivalents	5,519	2,266

	$11,838	$5,367

Cash equivalents consist of various investment savings account instruments and money market funds all of which are readily convertible into cash.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

7.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At December 31 2016	At December 31 2015

Trade receivables	$1,792	$1,860
Receivables in MLJV and MWJV	583	2,824
Sales tax receivables	18	8
Sundry receivables	10	134

	$2,403	$4,826

8.	INVENTORIES

The inventories balance consists of:

(in thousands)	At December 31 2016	At December 31 2015

Uranium concentrates and work-in-progress	$392	$380
Inventory of ore in stockpiles	1,562	1,515
Mine and mill supplies	1,989	1,876

	$3,943	$3,771

Inventories-by duration:
Current	$2,381	$2,256
Long term-ore in stockpiles	1,562	1,515

	$3,943	$3,771

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

9.	INVESTMENTS

The investments balance consists of:

(in thousands)	At December 31 2016	At December 31 2015

Investments:
Equity instruments-fair value through profit and loss	$3,745	$484
Equity instruments-available for sale	15	12
Debt instruments-fair value through profit and loss	-	7,282

	$3,760	$7,778

Investments-by duration
Current	$-	$7,282
Long-term	3,760	496

	$3,760	$7,778

At December 31, 2016, investments include equity instruments in publicly-traded companies with a fair value of $3,760,000 (December 31, 2015: $496,000) and debt instruments with a fair value of $Nil (December 31, 2015: $7,282,000). The debt instruments at December 31, 2015 consist of guaranteed investment certificates (“GIC’s”) with rates of interest ranging between 1.15% to 1.80% and maturity dates occurring up to May 2016.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Investment Purchases, Sales, Maturities, Impairments and Other Movements

During 2016, the Company received GoviEx Consideration Warrants valued at $1,162,000 in connection with the sale of the Africa Mining Division and received shares of Skyharbour Resources Ltd. Valued at $1,242,000 pursuant to an option agreement involving Denison’s Moore Lake property (see note 12). The Company purchased GoviEx Concurrent Warrants at a cost of $215,000. During 2015, the Company purchased debt instruments, consisting of GIC’s, at a cost of $8,134,000.

During 2016, the Company had debt instrument maturities of $7,763,000 and sold equity instruments for $760,000. During 2015, the Company had debt instrument maturities of $4,029,000 and sold equity instruments for $4,000.

10.	INVESTMENT IN ASSOCIATES

The investment in associates balance consists of:

(in thousands)	At December 31 2016	At December 31 2015

Investment in associates-by investee:
GoviEx	$4,692	$-

	$4,692	$-

A summary of the investment in GoviEx is as follows:

(in thousands)

Balance-December 31, 2015	$-
Investment at cost:
Acquisition of 56,050,450 Consideration Shares (note 5)	3,954
Purchase of 9,093,571 Concurrent Shares (note 5)	285
Share of equity loss	(96)
Dilution gain	549

Balance-December 31, 2016	$4,692

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At December 31, 2016, Denison holds a 20.68% interest in GoviEx and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

The trading price of GoviEx on December 31, 2016 was CAD$0.15 per share which corresponds to a quoted market value of CAD$9,772,000 ($7,278,000) for the Company’s investment in GoviEx common shares.

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value is also included.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

		At December 31		At
(in thousands)		2016		Acquisition (1)

Total current assets	$	4,480	$	2,701
Total non-current assets		23,937		23,952
Total current liabilities		(7,220)		(430)
Total non-current liabilities		(503)		(8,983)
Total net assets	$	20,694	$	17,240

				6 Months Ended
				December 31,2016

Revenue			$	-
Net loss				(392)
Other comprehensive income (loss)			$	-

Reconciliation of GoviEx net assets to Denison investment carrying value:
Net assets of GoviEx – at acquisition			$	17,240
Share issue proceeds				3,440
Contributed surplus change				95
Share-based payment reserve change				311
Net loss				(392)
Net assets of GoviEx – at December 31, 2016			$	20,694
Denison ownership interest				20.68%
Denison share of net assets of GoviEx				4,280
Other adjustments				412
Investment in GoviEx			$	4,692

(1)	Based on available June 30, 2016 financial information.

11.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

		At December 31		At December 31
(in thousands)		2016		2015

Cash	$	277	$	234
Investments		2,037		1,806
	$	2,314	$	2,040
Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$	2,213	$	2,040
Reclamation letter of credit collateral		101		-
	$	2,314	$	2,040

The investments at December 31, 2016 consist of a term deposit and a guaranteed investment certificate.

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In 2016, the Company deposited an additional $555,000 (CAD$762,000) into the Elliot Lake Reclamation Trust Fund and withdrew $472,000 (CAD$622,000). In 2015, the Company deposited an additional $832,000 (CAD$1,042,000) into the Elliot Lake Reclamation Trust Fund and withdrew $511,000 (CAD$651,000).

Reclamation Letter of Credit Collateral

In 2016, the Company deposited $105,000 (CAD$135,000) with the Bank of Nova Scotia as cash collateral for the portion of its issued reclamation letters of credit in excess of the collateral available under its line of credit (see notes 14 and 15).

12.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)		At December 31 2016	At December 31 2015

Plant and equipment:
Cost		$72,601	$72,716
Construction-in-progress		4,821	4,542
Accumulated depreciation		(12,609)	(11,640)

Net book value		$64,813	$65,618

Mineral properties:
Cost		$123,340	$122,797
Accumulated amortization		(171)	(165)

Net book value		$123,169	$122,632

Net book value		$187,982	$188,250

The plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value

Plant and equipment:
Balance-January 1, 2015	$89,940	$(12,205)	$77,735
Additions	604	-	604
Amortization	-	(82)	(82)
Asset divestitures (note 5)	(260)	170	(90)
Depreciation	-	(2,216)	(2,216)
Disposals	(423)	393	(30)
Reclamation adjustment (note 15)	2,186	78	2,264
Foreign exchange	(14,789)	2,222	(12,567)

Balance-December 31, 2015	$77,258	$(11,640)	$65,618

Additions	536	-	536
Amortization	-	(140)	(140)
Asset divestitures (note 5)	(1,358)	1,100	(258)
Depreciation	-	(2,812)	(2,812)
Disposals	(1,231)	1,063	(168)
Impairment	(67)	-	(67)
Reclamation adjustment (note 15)	(90)	140	50
Foreign exchange	2,374	(320)	2,054

Balance-December 31, 2016	$77,422	$(12,609)	$64,813

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The mineral property continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value

Mineral properties:
Balance-January 1, 2015	$192,851	$(198)	$192,653
Additions	1,436	-	1,436
Asset divestitures (note 5)	(6,130)	-	(6,130)
Impairment	(27,767)	-	(27,767)
Foreign exchange	(37,593)	33	(37,560)

Balance-December 31, 2015	$122,797	$(165)	$122,632

Additions	3,586	-	3,586
Asset divestitures (note 5)	(3,427)	-	(3,427)
Impairment	(2,253)	-	(2,253)
Recoveries	(1,242)	-	(1,242)
Foreign exchange	3,879	(6)	3,873

Balance-December 31, 2016	$123,340	$(171)	$123,169

Plant and Equipment - Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

In March 2014, the first ore from the Cigar Lake mine was received at the mill. In September 2014, after being on stand-by since August 2010, milling activities were restarted at the McClean Lake mill and uranium packaging began in October 2014 and has continued during 2015 and 2016.

During 2016, the Company recorded an impairment charge of $67,000 associated with the planned decommissioning and disposal of certain of its mining and milling assets at the McClean Lake site.

Plant and Equipment - Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in exploration and evaluation projects located in Canada which are held directly or through option or various contractual agreements.

Canada Mining Segment

As at December 31, 2016, the Company’s mineral property interests located in Saskatchewan, Canada with significant carrying values are:

a)	McClean Lake - the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);
b)	Midwest - the Company has a 25.17% interest in the project (includes the Midwest and Midwest A deposits);
c)	Wheeler River - the Company has a 60% interest in the project (includes the Phoenix and Gryphon deposits) – see note 29 for more information;
d)	Waterbury Lake - the Company has a 63.01% interest in the project (includes the J Zone deposit) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;
e)	Johnston Lake – the Company has a 100% interest in the project;
f)	Mann Lake - the Company has a 30% interest in the project; and
g)	Wolly - the Company has a 22.76% interest in the project.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Waterbury Lake

In September 2015, the Company increased its interest in the Waterbury Lake property from 60.00% to 61.55% and further increased it again in August 2016 to 63.01% under the terms of the dilution provisions in the agreements governing the project (see note 25).

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending CAD$200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional CAD$500,000 by December 31, 2020. As at December 31, 2016, the Company has spent CAD$139,000 towards the first stage of the option.

Moore Lake

In June 2016, the Company recognized an impairment charge of $2,174,000 based on the terms of an announced agreement to option its 100% interest in the Moore Lake property to Skyharbour Resources Ltd (“Skyharbour”) in exchange for cash, stock and exploration spending commitments. The remaining recoverable amount for the property was estimated to be CAD$1,700,000 and was based on a market-based fair value less costs of disposal assessment of the share and cash consideration to be received by the Company under the terms of the option. While the fair value of the share consideration to be received has been determined from observable inputs, the fair value of the cash consideration has not and, as such, management has classified the fair value determination within Level 2 of the fair value hierarchy.

In August 2016, the Company closed the option agreement with Skyharbour. On closing, Denison received 4,500,000 common shares of Skyharbour and a recovery of $1,242,000 (CAD$1,620,000) was recognized. To complete the option, Skyharbour is required to make staged cash payments of CAD$500,000 in aggregate over the next five years and spend CAD$3,500,000 in exploration expenditures on the property over the same five year period.

Under the terms of the option agreement, Denison also maintains various back-in rights to re-acquire a 51% interest in the Moore Lake property and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%.    As at December 31, 2016, Denison’s ownership interest in Skyharbour is approximately 11.35%.

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property, located in the southwestern portion of the Athabasca Basin region in northern Saskatchewan, from ALX Uranium Corp (“ALX”).

Under the terms of the agreement, Denison issued 7,500,000 common shares with a value of $2,854,000 (CAD$3,825,000) in exchange for an immediate 80% interest in the property. ALX will retain a 20% interest in the property and Denison has agreed to fund ALX’s share of the first CAD$12,000,000 in expenditures. Denison has also agreed to a work commitment of CAD$3,000,000 over 3 years – should Denison not meet this commitment, Denison’s interest in the property will decrease from 80% to 75% and ALX’s interest will increase from 20% to 25%.

In November 2016, Denison also purchased the Coppin Lake property from ARC and UEX Corporation for cash payments of $26,000 (CAD$35,000) and a 1.5% net smelter royalty. Under the terms of the Hook Carter agreement, Denison and ALX have elected to have these claims form part of the Hook Carter property and ALX’s interest in these claims will be the same as its interest in Hook Carter.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Other Properties

In 2015, due to the Company’s intention to let claims on three of its Canadian properties lapse in the normal course and to not carry out the required exploration programs or make deficiency deposit payments needed to maintain the claims, the Company has recognized impairment charges of $2,603,000. The $nil recoverable amount of the properties is based on a market-based fair value less costs of disposal assessment using unobservable inputs including the Company’s data about the properties and management’s interpretation of that data. As such, it is classified within Level 3 of the fair value hierarchy. A value in use calculation is not applicable as the Company does not have any expected cash flows from using these properties at this stage.

In 2016, due to the Company’s current intention to let claims on one of its Canadian properties lapse in the normal course and to not carry out the required exploration programs or make deficiency deposit payments needed to maintain the claims, the Company has recognized impairment charges of $79,000 to reduce the carrying value of the property to $nil. The $nil recoverable amount of the property is based on a market-based fair value less costs of disposal assessment using unobservable inputs and, as such, it is classified within Level 3 of the fair value hierarchy.

Africa Mining Segment - Mali, Namibia and Zambia

Prior to June 2016, the Company had mineral property interests in Africa which included a 100% interest in the Falea project in Mali, a 90% interest in the Dome project in Namibia and a 100% interest in the Mutanga project in Zambia.

In December 2015, in light of the intention to pursue a spin-out or disposal strategy and the adoption of minimal exploration plans for its African properties for the upcoming fiscal year, the Company completed an impairment test of its African properties and recognized impairment charges of $25,164,000. The Company used a market-based fair value less costs of disposal analysis, adjusted for certain unobservable inputs, to determine the recoverable amount of $3,264,000 for the Falea, Dome and Mutanga projects combined. As a result of these unobservable inputs, it is classified within Level 3 of the fair value hierarchy. A value in use calculation was not applicable as the Company did not have any expected cash flows from using its African properties at this stage of operations.

In June 2016, the Company divested its mineral property assets in Africa as part of the sale of the Africa Mining Division to GoviEx (see note 5).

Asia Mining Segment - Mongolia

Prior to November 2015, the Company had an 85% interest in and was the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia (which included the Hairhan and Haraat deposits and the Hairhan, Haraat, Gurvan Saihan and Ulzit exploration licenses).

In November 2015, the Company divested its mineral property assets in Mongolia as part of the sale of the Mongolia Mining Division to Uranium Industry (see note 5).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

13.	INTANGIBLES

The intangibles balance consists of:

		At December 31	At December 31
(in thousands)		2016	2015

Cost		$-	$5,347
Accumulated amortization		-	(5,240)

Net book value		$-	$107

Net book value-by item:
UPC management services agreement		$-	$107

Net book value		$-	$107

The intangibles continuity summary is as follows:

		Accumulated	Net
(in thousands)	Cost	Amortization	Book Value

Balance-January 1, 2015	$6,379	$(5,741)	$638
Amortization	-	(464)	(464)
Foreign exchange	(1,032)	965	(67)

Balance-December 31, 2015	$5,347	$(5,240)	$107

Amortization	-	(108)	(108)
Extinguishment on initial agreement expiry	(5,348)	5,348	-
Foreign exchange	1	-	1

Balance-December 31, 2016	$-	$-	$-

UPC Management Services Agreement

The intangible from the UPC management services agreement is associated with the acquisition of Denison Mines Inc (“DMI”) in 2006 and the value assigned to the initial agreement. The initial agreement has been amortized over its useful life. An amended agreement was entered into in March 2016 with an effective date of April 1, 2016 (see note 25).

14.	POST-EMPLOYMENT BENEFITS

The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2016. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the most recent valuation are listed below:

●	Discount rate of 3.10%;
●	Medical cost trend rates at 7.00% per year in 2017, grading down by 0.125% per year to 4.625% in 2036 and using a rate at 4.00% per year thereafter; and
●	Dental cost trend rates at 4.00% per year for ten years, followed by 3.50% for the next ten years and 3.00% per year thereafter.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The post-employment benefits balance consists of:

	At December 31		At December 31
(in thousands)	2016		2015

Accrued benefit obligation	$1,832	$	2,389

	$1,832	$	2,389

Post-employment benefits liability-by duration:
Current	$186	$	217
Non-current	1,646		2,172

	$1,832	$	2,389

The post-employment benefits continuity summary is as follows:

(in thousands)

Balance-January 1, 2015		$	2,921
Benefits paid			(160)
Interest cost			95
Foreign exchange			(467)

Balance-December 31, 2015		$	2,389

Benefits paid			(137)
Interest cost			82
Experience loss (gain) adjustment			(580)
Foreign exchange			78

Balance-December 31, 2016		$	1,832

15.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

		At December 31		At December 31
(in thousands)		2016		2015

Reclamation liability-by location:
Elliot Lake	$	12,470	$	11,610
McClean and Midwest Joint Ventures		8,479		7,834
Other		16		16

	$	20,965	$	19,460

Reclamation and remediation liability-by duration:
Current	$	1,388	$	624
Non-current		19,577		18,836

	$	20,965	$	19,460

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance-January 1, 2015	$17,659
Accretion	836
Expenditures incurred	(517)
Liability adjustments-income statement (note 23)	2,262
Liability adjustments-balance sheet (note 12)	2,264
Foreign exchange	(3,044)

Balance-December 31, 2015	$19,460

Accretion	903
Expenditures incurred	(502)
Liability adjustments-income statement (note 23)	461
Liability adjustments-balance sheet (note 12)	50
Foreign exchange	593

Balance-December 31, 2016	$20,965

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (“CNSC”). The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 4.61% (2015: 4.43%). As at December 31, 2016, the undiscounted amount of estimated future reclamation costs is $24,254,000 (CAD$32,564,000) (December 31, 2015: $21,657,000 (CAD$29,975,000)). Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as there is no net reclamation asset associated with this site.

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 11).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 4.61% (2015: 4.43%). As at December 31, 2016, the undiscounted amount of estimated future reclamation costs is $16,774,000 (CAD$22,522,000) (December 31, 2015: $15,699,000 (CAD$21,728,000)). The majority of the reclamation costs are expected to be incurred between 2037 and 2055.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan. As at December 31, 2016, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of the Environment, totalling CAD$24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

16.	DEBT OBLIGATIONS

The debt obligations balance consists of:

	At December 31	At December 31
(in thousands)	2016	2015

Notes payable and other financing	$276	$300

	$276	$300

Debt obligations-by duration:
Current	$276	$300
Non-current	-	-

	$276	$300

The debt obligations continuity summary is as follows:

(in thousands)

Balance-January 1, 2015		$39
New issuances		340
Repayments		(64)
Foreign exchange		(15)

Balance-December 31, 2015		$300

New issuances		312
Repayments		(348)
Foreign exchange		12

Balance-December 31, 2016		$276

At December 31, 2016, the debt obligation amount represents a loan payable to CAFO Inc. which was used by the Company to finance its annual insurance premium renewals. The loan bears interest at an effective annual rate of 3.04% and is repayable, in full, by August 2017.

Letters of Credit Facility

In 2016, the Company had a facility in place with the Bank of Nova Scotia for credit of up to CAD$24,000,000 with a one year term and a maturity date of January 31, 2017 (the “2016 facility”). Use of the 2016 facility is restricted to non-financial letters of credit in support of reclamation obligations.

The 2016 facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the 2016 facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects subject to an allowance to sell the Cigar Lake toll milling revenue stream. The 2016 facility is subject to letter of credit and standby fees of 2.40% and 0.75% respectively.

At December 31, 2016, the Company was in compliance with its 2016 facility covenants and CAD$24,000,000 of the 2016 facility was being utilized as collateral for certain letters of credit (December 31, 2015 - CAD$9,698,000). During 2016 and 2015, the Company incurred letter of credit and standby fees of $363,000 and $260,000, respectively.

The Company has entered into an agreement with the Bank of Nova Scotia to amend the terms of the 2016 facility and extend the maturity date to January 31, 2018 (see note 29).

Scheduled Debt Obligation Maturities

The table below represents scheduled maturities of the Company’s debt obligations over the next year after which

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

its debt obligations will be paid in full:

(in thousands)

2017	$276

$276

17.	OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2016	2015

Unamortized fair value of toll milling contracts	$674	$694
Flow-through share premium obligation	1,803	1,821

	$2,477	$2,515

Other long-term liabilities-by duration:
Current	$1,847	$1,863
Non-current	630	652

	$2,477	$2,515

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract.

18.	INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2016	2015

Current income tax:
Based on taxable income for the period	$-	$-
Prior period under provision	-	-

	-	-

Deferred income tax:
Origination of temporary differences	922	835
Tax benefit-previously unrecognized tax assets	3,016	2,977
Change in tax rates / legislation	-	-
Prior year over (under) provision	17	(43)

	3,955	3,769

Income tax recovery	$3,955	$3,769

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2016	2015

Loss before taxes from continuing operations	$(15,654)	$(20,486)
Combined Canadian tax rate	26.50%	26.50%

Income tax recovery at combined rate	4,148	5,429

Difference in foreign tax rates	9,679	2,576
Non-deductible amounts	(6,523)	(2,038)
Allowable capital loss on disposal of subsidiary	1,397	-
Non-taxable amounts	1,381	1,252
Previously unrecognized deferred tax assets (1)	3,016	2,977
Renunciation of tax attributes-flow through shares	(667)	(1,025)
Change in deferred tax assets not recognized	(8,193)	(4,981)
Prior year under provision	17	(43)
Other	(300)	(378)

Income tax recovery	$3,955	$3,769

(1)

The Company has recognized certain previously unrecognized Canadian tax assets in 2016 and 2015 as a result of the renunciation of certain tax benefits to subscribers pursuant to its May 2015 CAD$15,000,000 and August 2014 CAD$14,997,000 flow-through share offerings.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

(in thousands)	At December 31 2016	At December 31 2015

Deferred income tax assets:
Property, plant and equipment, net	$662	$247
Post-employment benefits	480	624
Reclamation and remediation obligations	6,120	5,657
Other long-term liabilities	177	182
Tax loss carry forwards	8,781	8,231
Other	4,530	4,308

Deferred income tax assets-gross	20,750	19,249
Set-off against deferred income tax liabilities	(20,750)	(19,249)

Deferred income tax assets-per balance sheet	$-	$-

Deferred income tax liabilities:
Inventory	$(554)	$(515)
Investments	(274)	-
Investments in associates	(60)	-
Property, plant and equipment, net	(33,949)	(34,391)
Intangibles	-	(28)
Other	(934)	(780)

Deferred income tax liabilities-gross	(35,771)	(35,714)
Set-off of deferred income tax assets	20,750	19,249

Deferred income tax liabilities-per balance sheet	$(15,021)	$(16,465)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax liability continuity summary is as follows:

(in thousands)

Balance-January 1, 2015	$(21,826)
Recognized in income (loss)	3,769
Recognized in other liabilities (flow-through shares)	(1,790)
Other, including foreign exchange gain (loss)	3,382

Balance-December 31, 2015	$(16,465)

Recognized in income (loss)	3,955
Recognized in comprehensive income (loss)	152
Recognized in other liabilities (flow-through shares)	(1,836)
Other, including foreign exchange gain (loss)	(827)

Balance-December 31, 2016	$(15,021)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

(in thousands)	At December 31 2016	At December 31 2015

Deferred income tax assets not recognized
Investments	$-	$94
Property, plant and equipment	4,974	23,108
Tax losses – capital	27,544	22,548
Tax losses – operating	19,833	22,850
Tax credits	860	891
Other deductible temporary differences	582	418

Deferred income tax assets not recognized	$53,793	$69,909

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

(in thousands)	Expiry Date	At December 31 2016	At December 31 2015

Tax losses - gross
Canada	2025-2036	$107,337	$109,970
Zambia		-	6,575
Other	Unlimited	-	13

Tax losses - gross		107,337	116,558
Tax benefit at tax rate of 25% - 37.5%		28,614	31,081
Set-off against deferred tax liabilities		(8,781)	(8,231)

Total tax loss assets not recognized		$19,833	$22,850

Tax credits
Canada	2025-2034	860	891

Total tax credit assets not recognized		$860	$891

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

19.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares

Balance-January 1, 2015	505,868,894	$1,120,758

Issued for cash:
New issue gross proceeds	12,000,000	12,069
New issue gross issue costs	-	(751)
Share options exercised	7,100	5
Share purchase warrants exercised	562,675	406
Share options exercised-fair value adjustment	-	4
Share purchase warrants exercised-fair value adjustment	-	316
Flow-through share premium liability	-	(2,028)

	12,569,775	10,021

Balance-December 31, 2015	518,438,669	$1,130,779

Issued for cash:
New issue gross proceeds	15,127,805	9,444
New issue gross issue costs	-	(603)
Acquisition of Hook Carter (Note 12)	7,500,000	2,854
Flow-through share premium liability	-	(1,843)
Share cancellations	(344,109)	-

	22,283,696	9,852

Balance-December 31, 2016	540,722,365	$1,140,631

New Issues

In May 2015, the Company completed a private placement of 12,000,000 flow-through common shares at a price of CAD$1.25 per share for gross proceeds of $12,069,000 (CAD$15,000,000). The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2015. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at December 31, 2015 and was extinguished during 2016 (note 17).

In May 2016, the Company completed a private placement of 15,127,805 flow-through common shares at a price of CAD$0.82 per share for gross proceeds of $9,444,000 (CAD$12,405,000). The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2016. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at December 31, 2016 and will be extinguished during 2017 (see note 17).

Acquisition Related Issues

In November 2016, the Company issued 7,500,000 shares at a value of $2,854,000 (CAD$3,825,000) to acquire an 80% interest in the Hook Carter property (see note 12).

Share Cancellations

In June 2016, 147,481 shares were cancelled in connection with the June 2014 acquisition of International Enexco Limited (“IEC”). IEC shareholders were entitled to exchange their IEC shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In June 2016, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

In December 2016, 196,628 shares were cancelled in connection with the December 2006 acquisition of Denison Mines Inc (“DMI”). DMI shareholders were entitled to exchange their DMI shares for shares of Denison according to the share exchange ratio established for the acquisition. In December 2016, this right expired and the un-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2016, the Company estimates that it has satisfied its obligation to spend CAD$15,000,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2015. The Company renounced the income tax benefits of this issue in February 2016, with an effective date of renunciation to its subscribers of December 31, 2015. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery in 2016 (see note 18).

As at December 31, 2016, the Company estimates that it has incurred CAD$154,000 of its obligation to spend CAD$12,405,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2016. The Company renounced the income tax benefits of this issue in February 2017, with an effective date of renunciation to its subscribers of December 31, 2016.

20.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

(in thousands except share amounts)	Weighted Average Exercise Price Per Share (CAD$)	Number of Common Shares Issuable	Fair Value Amount

Balance-January 1, 2015	$1.17	1,079,802	$376

Warrants exercised	0.84	(562,675)	(316)
Warrants expired	1.54	(517,127)	(60)
Balance-December 31, 2015 and 2016	$-	-	$-

21.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2016, an aggregate of 13,676,450 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A continuity summary of the stock options of the Company granted under the Plan for 2016 is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding - beginning of period	7,074,459	$1.56
Granted	2,136,250	0.64
Expiries	(1,208,835)	3.11
Forfeitures	(1,063,695)	1.25
Stock options outstanding - end of period	6,938,179	$1.06
Stock options exercisable - end of period	4,067,429	$1.28

A summary of the Company’s stock options outstanding at December 31, 2016 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)

Stock options outstanding
$ 0.50 to $ 0.99	3.63	3,000,655	$0.64
$ 1.00 to $ 1.19	2.71	1,534,524	1.09
$ 1.20 to $ 1.39	1.18	857,000	1.30
$ 1.40 to $ 1.99	1.37	1,546,000	1.70
Stock options outstanding - end of period	2.62	6,938,179	$1.06

Options outstanding at December 31, 2016 expire between January 2017 and August 2021.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2016	2015

Risk-free interest rate	0.57% - 0.69%	0.56% - 0.88%
Expected stock price volatility	43.07% - 43.98%	43.23% - 47.00%
Expected life	3.4 to 3.6 years	3.6 years
Estimated forfeiture rate	3.46% - 3.97%	3.34% - 3.40%
Expected dividend yield	–	–
Fair value per share under options granted	CAD$0.21 - CAD$0.22	CAD$0.18 - CAD$0.39

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $341,000 for 2016 and $588,000 for 2015. At December 31, 2016, an additional $237,000 in stock-based compensation expense remains to be recognized up until August 2018.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

22.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

(in thousands)	At December 31 2016	At December 31 2015

Cumulative foreign currency translation	$ (61,371)	$ (73,746)
Unamortized experience gain – post employment liability
Gross	786	206
Tax effect	(208)	(56)
Unrealized gains on investments
Gross	7	4

	$ (60,786)	$ (73,592)

23.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses for continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2016	December 31 2015

Cost of goods and services sold:
Cost of goods sold-mineral concentrates	$-	$(35)
Operating Overheads:
Mining, other development expense	(689)	(416)
Milling, conversion expense	(2,414)	(1,655)
Mill feed cost:
-Stockpile depletion	-	(24)
Less absorption:
-Mineral properties	39	53
-Concentrates	-	54
Cost of services	(6,957)	(7,551)
Inventory-non cash adjustments	-	(168)
Cost of goods and services sold	(10,021)	(9,742)
Reclamation asset amortization	(140)	(82)
Reclamation liability adjustments (note 16)	(461)	(2,262)
Selling expenses	-	(14)
Sales royalties and non-income taxes	-	(6)
Operating expenses	$(10,622)	$(12,106)

The components of other income (expense) for continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2016	December 31 2015

Gains (losses) on:
Disposal of property, plant and equipment	$(162)	$-
Investment disposals / fair value through profit (loss)	1,473	(346)
Other	(405)	(244)
Other income (expense)	$906	$(590)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The components of finance income (expense) for continuing operations are as follows:

		Year Ended
(in thousands)		December 31 2016		December 31 2015

Interest income	$	177	$	219
Interest expense		(3)		(2)
Accretion expense-reclamation obligations		(903)		(836)
Accretion expense-post-employment benefits		(82)		(95)
Finance expense	$	(811)	$	(714)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

		Year Ended
(in thousands)		December 31 2016		December 31 2015

Continuing operations:
Operating expenses:
Mining, other development expense	$	(13)	$	(58)
Milling, conversion expense		(2,411)		(1,627)
Cost of services		(268)		(254)
Mineral property exploration		(60)		(94)
General and administrative		(34)		(25)
Discontinued operations		(26)		(158)
Depreciation expense-gross	$	(2,812)	$	(2,216)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

		Year Ended
(in thousands)		December 31 2016		December 31 2015

Continuing operations:
Salaries and short-term employee benefits	$	(6,200)	$	(6,389)
Share-based compensation		(341)		(588)
Termination benefits		(46)		(318)
Discontinued operations		(269)		(992)
Employee benefits expense-gross	$	(6,856)	$	(8,287)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

		Year Ended
(in thousands)		December 31 2016		December 31 2015

Change in non-cash working capital items:
Trade and other receivables	$	2,519	$	3,240
Inventories		(67)		(622)
Prepaid expenses and other assets		13		119
Accounts payable and accrued liabilities		(724)		(3,932)
Post-employment benefits		(137)		(160)
Reclamation obligations		(502)		(517)
Change in non-cash working capital items	$	1,102	$	(1,872)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

24.	SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment has historically been further subdivided into geographic regions, being Canada, Africa and Asia, and includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Africa and Asia Mining segments were disposed of in 2016 and 2015 respectively and are reported under discontinued operations in the tables below (see note 5). The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income has been included with general corporate expenses due to the shared infrastructure between the two activities.

For the year ended December 31, 2016, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	4,598	7,751	1,484	13,833	-

Expenses:
Operating expenses	(3,665)	(6,669)	(288)	(10,622)	(64)
Exploration and evaluation	(11,196)	-	-	(11,196)	(74)
General and administrative	(17)	-	(4,403)	(4,420)	(280)
Impairment of property, plant and equipment (note 12)	(2,320)	-	-	(2,320)	-
	(17,198)	(6,669)	(4,691)	(28,558)	(418)
Segment income (loss)	(12,600)	1,082	(3,207)	(14,725)	(418)

Revenues – supplemental:
Environmental services	-	7,751	-	7,751	-
Management fees	-	-	1,484	1,484	-
Toll milling services	4,598	-	-	4,598	-
	4,598	7,751	1,484	13,833	-

Capital additions:
Property, plant and equipment	3,909	135	-	4,044	78

Long-lived assets:
Plant and equipment
Cost	73,942	3,261	219	77,422	-
Accumulated depreciation	(10,680)	(1,858)	(71)	(12,609)	-
Mineral properties	123,169	-	-	123,169	-
	186,431	1,403	148	187,982	-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	3,241	7,607	1,822	12,670	-

Expenses:
Operating expenses	(4,555)	(6,875)	(676)	(12,106)	(317)
Exploration and evaluation	(13,439)	-	-	(13,439)	(1,202)
General and administrative	(17)	-	(5,809)	(5,826)	(1,329)
Impairment of property, plant and equipment (note 12)	(2,603)	-	-	(2,603)	(25,164)
	(20,614)	(6,875)	(6,485)	(33,974)	(28,012)
Segment income (loss)	(17,373)	732	(4,663)	(21,304)	(28,012)

Revenues – supplemental:
Uranium concentrates	86	-	-	86	-
Environmental services	-	7,607	-	7,607	-
Management fees	-	-	1,822	1,822	-
Toll milling services	3,155	-	-	3,155	-
	3,241	7,607	1,822	12,670	-

Capital additions:
Property, plant and equipment	1,028	318	147	1,493	547

Long-lived assets:
Plant and equipment
Cost	72,386	3,162	212	75,760	1,498
Accumulated depreciation	(8,711)	(1,675)	(37)	(10,423)	(1,217)
Mineral properties	119,368	-	-	119,368	3,264
Intangibles	-	-	107	107	-
	183,043	1,487	282	184,812	3,545

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2016, one customer from the corporate and other segment, one customer from the DES segment and one customer from the mining segment accounted for approximately 83% of total revenues consisting of 11%, 39% and 33% individually. During 2015, one customer from the corporate and other segment, one customer from the DES segment and one customer from the mining segment accounted for approximately 83% of total revenues consisting of 14%, 44% and 25% individually.

25.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The initial management services agreement with UPC expired on March 31, 2016 and a new management services agreement was entered into, effective April 1, 2016 for a term of three years. Under the new agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

		Year Ended
(in thousands)		December 31 2016		December 31 2015

Management fees:
Base and variable fees	$	1,291	$	1,747
Discretionary fees		77		-
Commission fees		116		75
	$	1,484	$	1,822

At December 31, 2016, accounts receivable includes $160,000 (December 31, 2015: $157,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to Energy Fuels Inc. (“EFR”) as part of the U.S. Mining Division transaction completed in June 2012) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly owned subsididary, KHNP. In connection therewith, KHNP will benefit from KEPCO’s rights under the strategic relationship agreement.

As at December 31, 2016, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.8%.

At December 31, 2016, Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and a 63.01% interest in Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property. The other 40% and 36.99% respective interests in these entities is held by a consortium of investors (“KWULP”) of which KHNP is now the primary holder after the transfer of ownership from KEPCO to KHNP in December 2016 (see note 28). When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be applied as at September 30, 2015 and in each subsequent period, if applicable. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate CAD$10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. In December 2016, Denison and KWULP agreed to extend Denison’s authorization under the Dilution Agreement to approve spending for an additional year, to September 30, 2017.

In September 2015, KWULP notified Denison that it would not fund its deferred funding obligation for 2015 and that it would accept dilution to its interest in the WLULP in 2015 and 2016 under the Dilution Agreement. As a result, Denison funded the entire 2015 program and earned an additional 1.55% interest in the Waterbury Lake project. The additional interest has been accounted for using an effective date of September 30, 2015 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $836,000.

In August 2016, Denison funded 100% of the approved fiscal 2016 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison earned an additional 1.46% interest in the WLULP which has been accounted for using an effective date of August 31, 2016 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $589,000.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Other

During 2016, the Company incurred investor relations, administrative service fees and other expenses of $140,000 (2015: $159,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2016, an amount of $nil (December 31, 2015: $nil) was due to this company.

During 2016, the Company incurred office expenses of $23,000 with Lundin S.A, a company which provides office and administration services to the executive chairman, other directors and management of Denison. No similar services were provided during 2015. At December 31, 2016, an amount of $6,000 was due to this company.

During 2015, the Company incurred legal fees of $548,000 with Cassels Brock & Blackwell, LLP, a law firm at which a former member of Denison’s Board of Directors was a partner. These services and associated costs were mainly related to various acquisition initiatives and internal re-organization activities done by the Company. At December 31, 2015, an amount of $12,000 was due to this legal firm.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
(in thousands)	December 31 2016	December 31 2015

Salaries and short-term employee benefits	$1,163	$1,391
Share-based compensation	262	370
Termination benefits	-	314

Key management personnel compensation	$1,425	$2,075

26.	CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions and / or business units via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

(in thousands)	At December 31 2016	At December 31 2015

Net cash:
Cash and cash equivalents	$11,838	$5,367
Investments in debt instruments (note 9)	-	7,282
Debt obligations-current	(276)	(300)

Net cash	$11,562	$12,349

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)	Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

(in thousands)	At December 31 2016	At December 31 2015

Cash and cash equivalents	$11,838	$5,367
Trade and other receivables	2,403	4,826
Investments in debt instruments	-	7,282
Restricted cash and investments	2,314	2,040

	$16,555	$19,515

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions. The majority of the Company’s trade and other receivables balance relates to a small number of customers whom have established credit worthiness with the Company through past dealings.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, its financial covenants and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities are as follows:

(in thousands)		Within 1 Year		1 to 5 Years

Accounts payable and accrued liabilities	$	4,141	$	-
Debt obligations (Note 16)		276		-

	$	4,417	$	-

(c)	Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. With the disposal of the Mongolian and African Mining Divisions in 2015 and 2016 respectively, the Company’s foreign exchange risk has decreased as the number of functional currencies in which it operates has also decreased. As at December 31, 2016, the Company predominantly operates in Canada and incurs the majority of its operating and capital costs in Canadian dollars. Some small foreign exchange risk exists from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company but the risk is minimal.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets. The impact of the U.S dollar strengthening or weakening (by 10%) at December 31, 2016 against the Company’s foreign currencies, with all other variables held constant, is as follows:

(in thousands except foreign exchange rates)	Dec.31’ 2016 Foreign Exchange Rate	Sensitivity Foreign Exchange Rate	Change in net income (loss)

Currency risk
Canadian dollar (“CAD”) weakens	1.3426	1.4769	$909
Canadian dollar (“CAD”) strengthens	1.3426	1.2084	$(909)

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)	Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2016:

(in thousands)	Change in net income (loss)	Change in Comprehensive income (loss)

Equity price risk
10% increase in equity prices	$375	$376
10% decrease in equity prices	(375)	(376)

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During 2016, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2016 and December 31, 2015:

(in thousands)	Financial Instrument Category(1)	Fair Value Hierarchy	December 31, 2016 Fair Value	December 31, 2015 Fair Value

Financial Assets:
Cash and equivalents	Category D		$11,838	$5,367
Trade and other receivables
Trade and other	Category D		2,403	4,826
Contingent consideration	Category A	Level 3	-	-
Investments
Equity instruments (shares)	Category A	Level 1	1,228	460
Equity instruments (warrants)	Category A	Level 2	2,517	24
Equity instruments (shares)	Category B	Level 1	15	12
Debt instruments	Category A	Level 1	-	7,282
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,213	2,040
Reclamation letter of credit collateral	Category C		101	-
			$20,315	$20,011

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,141	4,574
Debt obligations	Category E		276	300
			$4,417	$4,874

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

27.	COMMITMENTS AND CONTINGENCIES

  General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

  Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to Energy Fuels Inc. (“EFR”) in June 2012. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity. Both parties agreed to resolve the dispute via binding arbitration and arbitration hearings for this matter were held in November 2013. In January 2014 an arbitration order was issued in DUSA’s and Denison’s favour. The contractor later filed a motion to vacate the arbitration award to which Denison filed a response in opposition and, in July 2014, the Utah state court denied the contractor’s motion to vacate the arbitration award and confirmed the arbitrator’s award in favour of Denison. The contractor subsequently filed a motion to appeal the decision of the Utah state court. In January 2016, appeal arguments were heard by the Utah Court of Appeals and a decision was issued in August 2016 affirming the Utah state court’s decision in favour of Denison. The Company does not expect to recover a material amount of damages related to this issue.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2016, the Company had outstanding letters of credit of CAD$24,135,000 of which CAD$24,000,000 is collateralized by the Company’s 2016 credit facility (see note 16) and the remainder is collateralized by cash (see note 11).

Others

The Company has committed to payments under various operating leases and other commitments. Excluding spending amounts which may be required to maintain the Company’s mineral properties in good standing, the future minimum payments are as follows:

(in thousands)

2017	$182
2018	170
2019	148
2020	143
2021	143
2022 and thereafter	306
$1,092

28.	INTEREST IN OTHER ENTITIES

The significant subsidiaries, associates and joint operations of the Company at December 31, 2016 are listed below.

	Place Of Business	Entity Type (1)	Ownership Interest (2)	2016 Participating Interest (3)	Accounting Method (4)

Subsidiaries
Denison Mines Inc.	Canada		100.00%	N/A	Consolidation
Denison AB Holdings Corp.	Canada		100.00%	N/A	Consolidation
Denison Waterbury Corp	Canada		100.00%	N/A	Consolidation
9373721 Canada Inc.	Canada		100.00%	N/A	Consolidation
Denison Mines (Bermuda) I Ltd	Bermuda		100.00%	N/A	Consolidation

Associates
GoviEx Uranium Inc.	Africa		20.68%	N/A	Equity Method

Joint Operations
Waterbury Lake Uranium Corp	Canada	JO-1	60.00%	100%	Voting Share
Waterbury Lake Uranium LP	Canada	JO-1	63.01%	100%	Voting Share
McClean Joint Venture Agreement	Canada	JO-2	22.50%	22.50%	Proportionate Share
Midwest Joint Venture Agreement	Canada	JO-2	25.17%	25.17%	Proportionate Share
Wheeler River	Canada	JO-2	60.00%	60.00%	Proportionate Share
Mann Lake	Canada	JO-2	30.00%	30.00%	Proportionate Share
Wolly	Canada	JO-2	22.76%	26.35%	Proportionate Share

(1)

Joint operations are further subdivided into the following two entity types: JO-1=Joint Operations having joint control as defined by IFRS 11; and JO-2=Joint Operations not having joint control and beyond the scope of IFRS 11;

(2)	Ownership Interest represents Denison’s percentage ownership / voting interest in the entity or contractual arrangement;
(3)

Participating interest represents Denison’s percentage funding contribution to the particular joint operation arrangement. This percentage can differ from voting interest in instances where other parties to the arrangement have carried interests in the arrangement and / or are earning-in or diluting their voting interest in the arrangement; and

(4)

Voting share or proportionate share is where Denison accounts for its share of assets, liabilities, revenues and expenses of the arrangement in relation to its voting interest or participating interest, respectively.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

WLUC and WLULP were acquired by Denison as part of the Fission Energy Corp acquisition in April 2013. Denison uses its voting interest to account for its share of assets, liabilities, revenues and expenses for these joint operations. In 2016, Denison funded 100% of the activities in these joint operations pursuant to the terms of an agreement that allows it to approve spending for the WLULP without having the required 75% of the voting interest (see note 25).

29.	SUBSEQUENT EVENTS

Agreement to Increase Ownership of Wheeler River Project up to 66%

On January 10, 2017, Denison executed an agreement with the partners of the WRJV that will result in Denison having the potential to increase its ownership in the WRJV from 60% up to approximately 66% by the end of fiscal 2018. Under the terms of the agreement, the partners have agreed to allow for a one-time election by Cameco Corp. (“Cameco”) to fund 50% of its ordinary 30% share of the WRJV expenses for fiscal 2017 and 2018. The shortfall in Cameco’s contribution will be funded by Denison in exchange for a transfer of a portion of Cameco’s interest in the WRJV. Accordingly, Denison’s share of the WRJV expenses will be 75% in fiscal 2017 and 2018.

In connection with the agreement, the partners have approved a CAD$12.5 million budget for the WRJV for fiscal 2017 and have also agreed to propose a budget for fiscal 2018 that will not exceed CAD$15.6 million (being 125% of the approved budget). Based on the approved fiscal 2017 budget, and the maximum allowed fiscal 2018 budget, Denison expects its ownership interest in the WRJV to increase to approximately 66% by December 31, 2018.

Financing Arrangement with Anglo Pacific Group PLC / Bank of Nova Scotia Credit Facility Amendments

On February 13, 2017, Denison closed a financing arrangement with Anglo Pacific Group PLC (“APG”), and its wholly owned subsidiary Centauras Royalties Ltd. (“Centaurus”) for aggregate gross proceeds to Denison of CAD$43,500,000 under which it has sold its rights to receive proceeds from the toll milling of specified Cigar Lake ore at the McClean Lake mill.

The financing is comprised of the following elements: (1) a 13 year limited recourse lending arrangement involving a loan from APG to 9373721 Canada Inc. (“SPV”)(the “APG Loan”) and a further loan from SPV to Denison Mines Inc. (“DMI”)(the “SPV Loan”), each for CAD$40,800,000 (collectively, the “Lending Arrangement”); and (2) CAD$2,700,000 in proceeds from the sale, to Centaurus, of a stream equal to Denison’s 22.5% share of proceeds from the toll milling of Cigar Lake ore by the McClean Lake mill for specified Cigar Lake toll milling throughput in excess of 215 million pounds U3O8 after July 1, 2016 (the “Stream Arrangement”). DMI and SPV are both wholly owned subsidiaries of Denison.

Additional details of the financing are as follows:

•

No Warranty of the Future Rate of Production - No warranty is provided by Denison (including DMI and SPV) to APG (including Centaurus), under the terms of the Lending Arrangement or the Stream Arrangement, regarding: the future rate of production at the Cigar Lake mine and / or the McClean Lake mill; or the amount or collectability of proceeds to be received by the MLJV in respect of toll milling of Cigar Lake ore.

•

APG Loan Details - The APG Loan will accrue interest at a rate of 10% per annum and does not have a predetermined principal repayment schedule. The APG Loan is secured by a first priority interest in the assets of SPV which will essentially consist of the SPV Loan to DMI.

•

SPV Loan Details - The SPV Loan will accrue interest at a rate of approximately 10% per annum and does not have a predetermined principal repayment schedule. The SPV Loan is limited in its recourse against DMI such that it is generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U308 from Cigar Lake ore on or after July 1, 2016. Denison will guarantee the limited recourse loan repayments and will grant a second ranking pledge of its share of DMI to secure performance by DMI of its obligations to pay the SPV Loan. The share pledge is second ranking to Denison’s existing pledge of its shares of DMI to the Bank of Nova Scotia (“BNS”) under the terms of its Letters of Credit Facility.

•

Amendment and Extension of BNS Letters of Credit Facility – In conjunction with the financing, the terms of the 2016 Facility have been amended to reflect certain changes required to facilitate an Intercreditor Agreement between APG, Centaurus, BNS, DMI and SPV. Under the new letters of credit facility (“2017 Facility”), the following key changes have occurred: a) BNS and DMI have agreed to replace the restrictive covenant to maintain CAD$5,000,000 on deposit with BNS with a pledge of CAD$9,000,000 in restricted cash

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

or GIC’s as collateral; b) the letters of credit fee on the first CAD$9,000,000 (associated with restricted cash) of the 2017 Facility has been reduced from 2.4% to 0.4%; and c) the maturity date for the 2017 Facility has been extended to January 31, 2018.

Immediately on receipt of the proceeds from the APG Loan, SPV repaid APG CAD$2,939,000 representing the Cigar Lake tolling milling cash receipts received by Denison in respect to toll milling activity for the period July 1, 2016 to December 31, 2016.

In connection with the closing of the financing, Denison has reimbursed APG for $100,000 in due diligence costs and it has granted 1,673,077 share purchase warrants to APG in satisfaction of a CAD$435,000 arrangement fee payable. The warrants have an exercise price of CAD$1.27 per share and will be exercisable for a period of 3 years from the date of closing of the financing.

Common Share and Flow Through Share Issues

On February 16, 2017, Denison announced that it has entered into an agreement with Paradigm Capital Inc, on behalf of a syndicate of underwriters (together the “Underwriters”), under which the Underwriters have agreed to purchase, in aggregate, 18,337,000 shares of Denison for gross proceeds of CAD$20,000,290.

The aggregate share offering is comprised of the following three elements: (1) a “Common Share” offering which consists of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of

CAD$5,500,500; (2) a “Tranche A Flow-Through” offering which consists of 8,482,000 flow-through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a “Tranche B Flow-Through” offering which consists of 4,065,000 flow-through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950.

Denison has granted the Underwriters an option to increase the gross proceeds of the offering by up to 15%, which is exercisable, in whole or in part, at any time during the period that is 48 hours prior to the closing date. The Underwriter’s option is exercisable in common shares only. The closing of the offering is expected to occur on or about March 9, 2017.